

April 13, 2023

Naveen Chopra
Chief Financial Officer
Paramount Global
1515 Broadway
New York, New York 10036

      Re: Paramount Global
           Form 10-K for the Fiscal Year Ended December 31, 2022
           File No. 001-09553
           Filed February 16, 2023

Dear Naveen Chopra:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Technology